DEXIA
Group

The Secretary-General

02 OCT 11 AM 9:35

02055348

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October 8th, 2002

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia on:

- September 12th, 2002
- October 8th, 2002

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

E. du Roy de Blicquy
Secretary General

dlw 10/30

DEXIA

02 OCT 11 AM 9:25

PRESS RELEASE 09/12/2002 11 P

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 09/12/2002 5.40 PM

Activity and Results as of June 30, 2002

2nd Quarter 2002 Results

- **Gross Operating Income: EUR 637 Million (+18.4.% vs Q1 02)**
- **Net Income: EUR 383 Million (-4.0% vs Q1 2002)**

1st Half Year 2002 Results

Gross Operating Income: EUR 1 175 Million (-13.4% vs 1st half year 01)

- **Net Income: EUR 782 Million (-5.1% vs 1st half year 2001)**

- **Earnings per Share: EUR 0.68 (EUR 1.25 for the full year 2001)**
- **Annualised Return on Equity[2]: 19.6% (20.5% for 1st half year 2001)**

- **Very strong performance in public finance, the Group's first business line**

(In Millions of Euros)	2nd Quarter 2002	1st Quarter[1] 2002	Trend	1st Half Year 2002	1st Half 2001[1]	Trend
Revenues	**1,442**	**1,335**	*+8.0%*	**2,777**	**2,927**	*-5.1%*
Costs	**-805**	**-797**	*+1.0%*	**- 1602**	**- 1,571**	*+2.0%*
❑ **Gross Operating Income**	**637**	**538**	*+18.4%*	**1,175**	**1,356**	*-13.4%*
Cost of Risk	**-94**	**-32**	*x 2.9*	**-126**	**-121**	*+ 4.2%*
❑ **Operating Income**	**542**	**506**	*+7.1%*	**1,049**	**1,235**	*- 15.1%*
Net gains and write downs on LT investments	**-12**	**+33**	*n.m.*	**20**	**52**	*-60.5%*
Amortization of Goodwill	**-11**	**-14**	*-21.4%*	**-25**	**-25**	*+0.1%*
Taxes	**-127**	**-117**	*+8.5%*	**-244**	**-388**	*- 37.1%*
Net earnings from equity accounted companies	**15**	**19**	*-21.1%*	**34**	**24**	*+41.2%*
Allocation (-) or write-back (+) to the GBRR	**-2**	**-5**	*-60%*	**-7**	**-33**	*-79.3%*
Minority interests	**21**	**24**	*-12.5%*	**45**	**41**	*+11.0%*
❑ **Net Income**	**383**	**399**	*-4.0%*	**782**	**824**	*-5.1%*

Dexia's Board of Directors met on 12 September 2002. It approved the Group's accounts for the second quarter of 2002.

Revenues for the 2nd quarter of 2002 of EUR 1,442 Million, showed a marked improvement (+8,0%) over the preceding quarter. Excluding extraordinary and nonrecurring revenues, growth was +4.2%. This can be explained, among other things, by a very strong performance in the Group's principal line of business, where underlying revenues grew by +1.3% in a single quarter, but also, and especially, by a comeback of Retail Financial Services (+9,4%). As to the Investment Management Services, despite an unfavorable market climate, the decline in their revenues was limited to – 3.7%.

Operating Expenses amounted to EUR 805 Million, slightly ahead (+1.0%) of the 1st quarter. However, when extraordinary and nonrecurring charges are excluded (relating to provisions for the reorganisation of Dexia Bank Nederland in the 2nd quarter), they showed a strong decrease of -1,3% during the quarter. This shows the effect of the actions undertaken since the beginning of the year, aimed at containing annual operating expenses at a level below that of 2001 in absolute terms, are beginning to show results, in particular, thanks to the synergies resulting from the

[1] Proforma

integration of Artesia. The quarterly cost base is now below what it was in the first quarter of 2001 (on a comparable basis).

Gross Operating Income was EUR 637 Million, or an improvement of +18.4%. Underlying growth (i.e. excluding exceptional and nonrecurring items) was +13.1%. The trend of the underlying gross operating income for the last 6 quarters, indicated in the table below, shows Dexia's ability to react alertly in the area of costs (which have been declining during the last three quarters), and also shows that, while the revenues have varied, they have done so only to a minor degree compared to the banking industry in general, in a context that has changed radically during the period. This is due to the remarkable resilience of revenues from the Group's first line of business, which is generally insensitive to economic cycles.

Excluding exceptional and nonrecurring items

EUR Millions	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Revenues	1 349	1 381	1 311	1 361	1 275	1 328
Costs	-786	-788	-836	-837	-795	-785
Gross Operating Income	563	592	475	524	480	543

The Cost/Income Ratio showed strong improvement, regardless of whether it is analysed on an overall basis (55.8% in the 2nd quarter as compared to 59.7% in the first) or on the basis of underlying revenues and costs (59.1% as compared to 62.4% in the first quarter).

Cost of Risk in the 2nd quarter of 2002 was EUR 94 Million, above that of the 1st quarter, when it amounted to EUR 32 Million. Taken over six months, it amounted to EUR 126 Million, or +4.2% more than in the 1st half year of 2001. The charge for the 2nd quarter included two specific items that were disclosed in a press release on August 5th, and which are repeated here:

- the deterioration of the corporate risk quality, especially in the U.S., led Financial Security Assurance (FSA) to make a general review of this type of risks and, as a result, to increase by EUR 39 million the amount of its general reserve to cover risks of its Collateralized Debt Obligations business.
- the significant drop on the Amsterdam stock exchange led Dexia Bank Nederland to make additional reserves of € 32 million for its share leasing business.

The cost of risk ratio of the first half year for Dexia's banking operations, which amounted to 7.79 basis points on an annual basis, therefore, remained at the very low levels that have been seen historically, *i.e.*, less than 10 basis points. Regarding FSA' credit enhancement operations, the corresponding ratio (allocation to general reserve related to net par outstanding insured), on an annualized basis, was 3.4 basis points.

Operating Income was EUR 542 Million, or an improvement of +7.1%. Excluding extraordinary nonrecurring items, it has been stable for the last 2 quarters, at approximately EUR 449 Million.

Corporate income tax was EUR -127 Million, as compared to EUR -117 Million for the first quarter of 2002, or an increase of +8.5%.

Return On Equity, analyzed over the first six months of the year, amounted to 19.6%[2] on a yearly basis. It was 20.5%[2] during the first half year of 2001.

Net Income per Share was EUR 0.68 for the first six months of the year. It was EUR 1.25 for the full year 2001.

Group Tier One Ratio was 9.3%, unchanged from what it was at the end of March 2002.

II Business Operations and Results by Segment

The general economic and market conditions during the 2nd quarter of 2002 saw a continuation, and, indeed an aggravation, of the uncertainties that had characterized the first quarter. While Dexia's businesses were not immune from these trends, they did not have a significant adverse effect on the overall results of operations. It is once again clear that market fluctuations have only a moderate impact on Dexia and do not seriously imperil its overall profitability.

- **Public Finance** business during the first quarter was remarkable. ***Production***[3] during the first six months of the year was EUR 11.5 Billion, or a +43.1% increase over the comparable half year. North America (excluding Financial Security Assurance) was the leading producer of new business in volume, with 4.0 Billion worth of new commitments (+32%). In Italy, new business amounted to EUR 2.4 Billion for the half year, or 4.5 times more than during the first six months of 2001. This strong growth is due, among other, to two significant transactions in the highway sector, totaling EUR 1.3 Billion. In France, production grew by +8% on the comparable half year. In Belgium, it was +47%[4]. In Spain, the new subsidiary of the Group, Dexia Sabadell Banco Local, produced EUR 0.6 Billion in new business, or almost 4 times its production of the first half year of 2001, and +11% as compared to the 2nd half of 2001. Finally, the volume of business handled by Dexia Finance involved 2.4 Billion worth of transactions (growing by +50% over comparable half years), thereby proving the ever-increasing success of the active debt management business, which, in some countries like France, now exceeds the primary production of new financings. The remarkable performance of the business line as a whole has the merit not only of contributing to the revenues of the current period, but also, given the durations of the transactions involved, of creating a reservoir of future revenues for the several years to come.

Long-Term Credit Outstandings[3] amounted to EUR 123.6 Billion at the end of June 2002, an increase of +9.1% over 12 months. In the ***local public sector***, the growth was +10.8% during the half year. Conversely, the ***project finance and large corporate sector outstandings*** fell -2.7% during the half year, to EUR 13.5 Billion as of 30 June. ***Short-term loan outstandings*** amounted to EUR 15.8 Billion; they were EUR 14.4 Billion at the end of 2001. ***Deposits and Assets under management*** of the business line's customers amounted to EUR 16.9 Billion[5] as of 30 June 2002. They were standing at EUR 16.0 Billion at the end of 2001. ***Insurance*** activities of the business line, conducted mainly by Dexia-Sofaxis and DVV Insurance, and catering among other to local governments employees, also showed strong growth, with premiums during the first half year of 2002 increasing by +32.4% over the first half year of 2001. Finally, the excellent

---

[2] If the goodwill relating to the public tender offer for Dexia-BIL shares (in 1999), the acquisitions of FSA and Labouchere (in 2000), and Artesia BC, Kempen&Co, and Groupe Financière Opale (in 2001) were included in among assets in the balance sheet and depreciated over 20 years, the Return on Equity (ROE) would have been 9.9% during the 1st half year of 2002 and 11.4% for the 1st half year of 2001.

[3] Excluding Germany and companies accounted for by the equity method

[4] Excluding Artesia BC production, estimated at EUR 260 million

[5] Off balance sheet of Artesia BC not included, but estimated at EUR 3.3 billion

performance of ***FSA*** (Financial Security Assurance) should be noted, with a record first half activity. The gross present value of premiums (municipal obligations and Asset Backed Securities taken together) amounted to USD 374.7 Million for the half year 2002 (+ 29%) and USD 199.9 Million for the 2nd quarter alone (or 14% more than the first quarter of the same year). This excellent activity performance recorded in all three business segments (Municipal, Asset Backed Securities and International). In the "Municipal" segment, which constitutes FSA's largest share of business, and where FSA remains the leader with a market share of 29%, originations of gross present value of premiums amounted to USD 150.5 million for the 1st half year (EUR 74.9 million for just the second quarter), a growth of more than 22%, as compared to the first six months of 2001. In the ABS (Asset Backed Securities) segment in the U.S., FSA also had a strong performance, despite a hardening of its underwriting criteria in the CDO (Collateralized Debt Obligations) business. Thus, during the first half year of 2002, FSA produced USD 139.5 million of gross present value of premiums (USD 63.6 million for the second quarter), a growth of +18% as compared to the 1st half year of the preceding year. Finally, international business operations were especially dynamic, with gross present value of premiums increasing by +70% over the first half to USD 84.7 million (USD 61.4 million in the second quarter alone). Business was strong, both in the area of project finance (FSA, among other, has guaranteed two toll highways, including one in France) and in the area of local government issues (guarantee of a bond issue amounting to EUR 227 million for the City of Valencia in Spain).
The synergies between FSA and the other companies of the Dexia Group continue to develop, with 30 new joint transactions structured during the first half year (56 for the full year 2001), for an amount of gross present value of premiums of USD 57.4 million (USD 100.8 million for the whole of 2001).

In line with all this very strong business activity, the segment's results held up very well. The underlying ***gross operating income*** for the 2nd quarter 2002 is back at the record level of the 2nd quarter of 2001. The ***cost/income ratio*** improved, standing at 34.1%, one of the lowest levels reached during last six quarters. ***Net income*** for the 2nd quarter showed a decline (-10,8%) essentially due to the general provision charge at FSA (*see* above). Despite this charge, return on economic equity for the segment remained very high, at 21.3%.

Public Finance - excluding extraordinary and nonrecurring items – Q1 01 through Q1 02 proforma

EUR in Millions	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Revenues	401	463	417	461	457	463
Costs	-157	-158	-162	-170	-168	-158
Gross Operating Income	244	305	256	290	289	304
Cost of Risk	-26	-71	-43	-43	-14	-43
Net Income	140	154	141	189	195	174
Cost/Income Ratio	39.2%	34.1%	38.8%	36.9%	36.8%	34.1%
ROEE*	18.1%	20.3%	19.3%	23.9%	23.6%	21.3%

* return on economic equity, annualized

- **Retail Financial Services** continued to feel the effects of a weak economic and market environment, characterized by:

  - interest rates remaining at very low levels and providing very little room for improvement of margins on passbook savings and savings bonds;
  - unfavorable market valuations, bearing on the mutual funds and unit linked life insurance business.
  - weak customer appetite for products generating commission income.
  - a particularly difficult competitive environment in guaranteed yield insurance products (branch 21).

Nevertheless, thanks to the dynamism of its networks, Dexia Bank managed to maintain outstandings of its customers' assets at an approximately stable level, *i.e.*, at EUR 80.1 Billion, a slight decline of –0.6% as compared to 31 March 2002. Outstanding loans to clients grew by +2.1% during the quarter, reaching EUR 21.5 Billion.

Under these unfavorable circumstances, underlying ***revenues*** of the segment nevertheless staged a real comeback, compared to their level in the 1st quarter of 2002. The successful gathering of deposits offering higher margins, largely made it possible to offset significantly the negative effects of low rates. In addition, the changes made during the 2nd quarter in asset-liability management related to passbook savings began to show the favorable results that were expected. *Commissions and other revenues*, on the other hand, remained under pressure, with a decline of –6.1% for the quarter. Analysed on a six month basis, commissions, which amounted to EUR 190 Million in the 1st half year of 2002, declined by – 10.8% compared to those of the 1st half 2001, which was a much better environment. But, compared to commissions for the 2nd half year of 2001 (EUR 180 Million), much more comparable in terms of business environment, they grew by + 5.6%. Revenues from *Technical and Financial Margins from Insurance Operations* showed strong growth during the quarter (+72.7%). They resulted, among other things, from the improvement in the claims/premiums ratio in general risks insurance, and the strong performance of certain traditional life insurance products.

Costs (excluding extraordinary items) were steady for the quarter. The cost synergies generated by the integration of Artesia, already significant overall, have had, up to now, little effect on the second business segment, while they were very significant in other business lines (Capital Markets and Treasury Activities, among others).

The ***gross operating income*** for the 2nd quarter improved by +74%, as compared to the previous quarter, and amounted to EUR 87 million, thus returning to the level of the 2nd quarter 2001. The ***cost/income ratio*** improved significantly, reducing from 87.6% during the first quarter, to 80.3% in the second.

Net income for the quarter was EUR 61 million, up +56% in comparison with the 1st quarter. Overall, profitability for the business line turned around significantly, with the return on economic equity on an annualized basis moving from 8.8 % in the first quarter, to 13.4 % in the second quarter of 2002.

Retail Banking Services - excluding extraordinary and nonrecurring items – Q1 01 through Q1 02 proforma

EUR in Millions	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Revenues	463	444	429	417	403	441
Costs	-356	-356	-368	-354	-353	-354
Gross Operating Income	106	87	60	63	50	87
Cost of Risk	-13	0	-6	-9	-11	-9
Net Income	68	64	42	38	39	61
Cost/Income Ratio	76.9%	80.2%	85.8%	84.9%	87.6%	80.3%
ROEE*	14.7%	14.0%	9.3%	8.4%	8.8%	13.4%

* return on economic equity, annualized

- In ***Investment Management Services*** (Private Banking, Asset Management, Fund Administration, Equity related activities) business conditions continued to be highly unfavorable, with weak equity markets during the 2nd quarter of 2002. In addition, Dexia Bank Nederland continued to be confronted to difficulties with respect to "share leasing" contracts inherited from ex-Banque Labouchere. This context, of course, weighed heavily on the business's line net income, but, overall, the underlying gross operating income experienced only a slight decline during the quarter (-2.2%)

In terms of **business activity**, the various divisions of the segment experienced contrasting trends. The ***Private Bank*** customers asset outstandings (excluding share leasing) amounted to EUR 34.3 Billion at the end of June 2002, down by EUR- 3.0 Billion as compared to 31 March 2002, largely because of the effect of market valuations (EUR- 2.3 Billion), but also because of withdrawals (EUR- 0.7 Billion). In the share leasing business of ex-Labouchere, production was stagnant, with the amount of new contracts (EUR +0.3 billion) being less than the redemptions of the quarter (EUR- 0.5 billion); loan outstandings thus declined by -4.8% during the quarter, to EUR 4.0 billion.
Asset under Management went down by –6.5% (or EUR- 5.6 billion) during the second quarter. They stood at EUR 80.5 billion at June 30, 2002. This drop largely stemmed from the decline of market valuations (EUR- 5.3 billion, or –6.2%), net money outflows being limited to EUR –0.3 billion (or –0.4%) over the quarter. On the whole of the half year, net new money was EUR +0.7 billion (+0.8%). The drop in outstandings (EUR- 3.9 billion or –4.6% over the first half) thus stemmed from the market effect (EUR- 4.6 billion or –5.5%), compensated by the good activity of the collective and institutional asset management units, generating together EUR +1.0 billion of new money (+1.6%) during the first half. This performance shows the contra cyclical features of the institutional management sector, where a high proportion of "alternative management" mandates exist, and also underlines the dynamism of the asset gathering activity in the networks.
In the area of ***Fund Administration***, *custody* operations were strong, with the number of transactions increasing by almost 20% during the quarter. The *Central Administration* business was also up by +3.2%[6] during the quarter, with strong business in Luxembourg. Finally, the

[6] at constant scope, i.e. excluding the volumes of Bank of Butterfield and Son Limited, recently acquired

indicators for the *Transfer Agent* business showed satisfactory growth. The number of transactions executed during the quarter grew by +7.8%[6], and the number of accounts held grew by +3.7%[6].

In the weak market conditions of the period, and despite a difficult business environment in the Netherlands, underlying ***gross operating income*** experienced nevertheless only a slight decline of -2,2%. This was possible thanks to the significant reduction of ***costs*** (-5,0%) during the 2nd quarter, while the 1st quarter itself had already shown a decrease of general expenses of -6.8%. The decline in ***revenues*** during the quarter (EUR -10 Million) is largely attributable to Dexia Bank Nederland (EUR 7 million).

Investment Management Services - excluding extraordinary and nonrecurring items – Q1 01 through Q1 02 proforma

EUR in Millions	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Revenues	314	299	271	294	271	261
Costs	-183	-186	-182	-192	-179	-170
Gross Operating Income	131	113	89	103	93	91
Cost of Risk	-1	-1	-3	-36	-2	-32
Net Income	84	73	52	58	63	43
Cost/Income Ratio	58.3%	62.2%	67.2%	65.3%	66.1%	65.1%
ROEE*	43.4%	38.0%	26.9%	42.8%	40.7%	28.2%

* return on economic equity, annualized

Analyzed by subsegment, operations show underlying gross operating income growth for each subsegment for the 2nd quarter, as compared to the 1st, except asset management, where it has declined.

M EUR *	Private Banking incl. share leasing		Asset Management		Fund Administration		Equity Related Activities		Total IMS	
	Q1 02	Q2 02	Q1 02	Q2 02	Q1 02	Q2 02	Q1 02	Q2 02	Q1 02	Q2 02
Revenues	**137**	**133**	**54**	**48**	**47**	**50**	**33**	**30**	**271**	**261**
Costs	**-95**	**-89**	**-30**	**-28**	**-29**	**-30**	**-25**	**-22**	**-179**	**-170**
GOI	**42**	**44**	**23**	**19**	**19**	**20**	**8**	**8**	**93**	**91**

* underlying

In the "Private Banking" segment, which includes for the moment the share leasing business, gross operating income rose. This is particularly noteworthy: indeed, both client asset outstandings of the Private Bank, and the loan outstandings of the *share leasing* business, were down during the quarter; this shows the improvement in profitability. This good performance

rewards the cost reduction efforts that have been undertaken since the business environment began to deteriorate.

Regarding Dexia Bank Nederland, a provisioning policy for the share leasing contracts was implemented, taking into consideration not only effective delinquency, but also the potential credit risks linked to trends in the equity markets in the Netherlands.

Overall, the segment's profitability remains very strong and greater than the Group's objectives taken as a whole, with a Return on Equity of 28.2% for the quarter.

Finally, the **Capital Markets and Treasury Activities**, which supports the operations of all three commercial business lines, experienced a good 2nd quarter, even though it declined slightly compared to the previous quarter, which had a very high level of ***revenues***. It is with respect to ***costs*** that progress is particularly satisfying, with costs during the 2nd quarter going down by -11.1% compared to the first quarter. This performance shows in a tangible way the first synergies from the integration of Artesia. During the quarter, the Group issued long-term bond in the amount of EUR 7.2 billion (EUR 13.8 billion during the first half), half of which were with a AAA rating, especially through Dexia Municipal Agency.

The ***cost/income ratio*** was down to 24.4% in the 2nd quarter, compared to 25.7% in the first quarter. The segment still showed strong profitability for the quarter, with a return on economic equity of 27.9% for the 2nd quarter 2002.

Capital Markets and Treasury Activities - excluding extraordinary and nonrecurring items – Q1 01 through Q1 02 proforma

EUR in Millions	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002
Revenues	175	171	182	151	175	164
Costs	-47	-44	-44	-47	-45	-40
Gross Operating Income	129	127	138	104	130	124
Cost of Risk	0	0	1	-22	3	-2
Net Income	94	92	76	70	110	84
Cost/Income Ratio	26.9%	25.7%	24.2%	31.1%	25.7%	24.4%
ROEE*	27.2%	26.5%	20.5%	22.4%	38.2%	27.9%

* return on economic equity, annualized

Commenting on these results, Pierre RICHARD, Group Chief Executive Officer said:

"In a particularly unfavorable business environment for the financial industry, the results of the 2nd quarter attest both of Dexia's resilience and reactivity. Underlying revenues for the quarter rebounded by more than 4% over 3 months, while underlying costs returned to the level of the 1st quarter of 2001. This results stem, among other, from a remarkable business performance in the Group's first line of business, from a clear recovery of revenues of the Retail Financial Services, and from the good resistance of Investment Management Services, which continued to suffer from the unfavorable market conditions.

It is also the result of the efforts made since the end of last year by all units within the Group, which will allow us to keep costs in 2002 below their 2001 level. These efforts will be continued. Regarding our Return on Equity, it is 19.6%, showing that Dexia can show a high level of profitability, even in a particularly difficult business environment. As for our results for the whole year, 2002 will be a relatively satisfactory vintage. The Group has a very resilient revenue base, and expects very good achievements in terms of costs, but there are still uncertainties linked with the outlook of the stock markets, particularly Euronext Amsterdam, which has an influence on the results of Dexia Bank Nederland, in view of the provisioning policy that the Group has decided to set for this subsidiary. Other than this, the net income for 2002 should stand in the same order of magnitude as in 2001."

Exhibit

Principal Components of the Balance Sheet

in billions of EUR	**Dec. 31, 2001**	**June 30, 2002**	**Trend**
Total balance sheet	**351.4**	**337.4**	*-4.0%*
Shareholders' equity	**8.4**	**8.5**	*+1.2%*
Customer deposits	**84.0**	**86.3**	*+2.8%*
Debt securities	**140.9**	**137.8**	*-2.2%*
Customer loans	**156.4**	**152.1**	*-2.8%*
Bonds, equities and other securities	**116.8**	**117.8**	*+0.9%*
Long -term investments*	**1.4**	**1.6**	*+11.5%*

* As of 30 June 2002, the portfolio of long-term investments, including an amount of 644.2 Million for strategic minority interests in European groups in the financial services industry and others, quoted on public securities exchanges. The market value of this portfolio on the same date amounted to EUR 696.8 Million.

PRESS RELEASE

Cofinimmo flexible workspace

DEXIA Bank

EMBARGO 5.40 PM
8/10/2002 1 PAGE

	«MEDIA» «NOM»

Dexia Bank Belgium hands over five buildings to Cofinimmo

An agreement providing the acquisition by Cofinimmo from Dexia Bank of a group of 5 buildings located in Brussels was signed.

These buildings are located avenue Livingstone 6, rue de la Banque 7, rue du Meiboom 16, boulevard Pacheco 34 and rue du Moulin à Papier 55 for a total surface of 65,000 square meters.

This acquisition brings the total real estate surface of Cofinimmo up to 800,000 square meters, i.e. a 9% portfolio increase, for an estimated total value of some EUR 1.8 bln and a stock market capitalization close to EUR 800 mln.

About half of this acquisition will be paid by a share issue.

The five buildings will be relet to Dexia Bank in the framework of middle-term and long-term leases.

This transaction is another example of the trend towards specialization and externalization of real estate property. It reinforces the basis of the current result of Cofinimmo and increases the share of its portfolio located in downtown Brussels and in Quartier Léopold.

For Dexia Bank, this transaction brings flexibility in the management of its real estate property as a whole while maintaining a middle-term and long-term implantation stability.

This operation is subject to the approval of the competent authorities.

Press contact

Dexia Bank – Ulrike Pommée - Tel. : 02 222 44 01 - Fax : 02 222 90 90 - pressdexia@dexia.be

Cofinimmo – Laure Le Hardy de Beaulieu - Tel. : 02 373 00 09 - Fax : 02 373 00 10 - llehardy@cofinimmo

PRESS RELEASE

DEXIA

Bank

Press Contact - Bd. Pacheco 44 (GI 9/35) B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.40 PM
8/10/2002 1 PAGE

«MEDIA»
«NOM»

Dexia Bank disposes of its participation in Banimmo Real Estate

In August 2000, Artesia Banking Corporation (now Dexia Bank Belgium S.A.), with the Pricoa group (Prudential Insurance Company of America), took a 50% stake in Banimmo Real Estate, the direct and indirect owner of a portfolio of real estate located in Belgium and Luxembourg, for a total value of about 300 million EUR.

The objective of both shareholders was to develop, in cooperation with the management of Banimmo Real Estate, a long-term winning strategy based on a large number of arbitrages, a thorough restructuring of assets and liabilities and new specific investments with a high potential in terms of capital gains.

Today, the shareholders consider that the main objectives have been reached and that the Banimmo Real Estate group has an attractive profile for a real estate investor at world level.

After consultation, Lend Lease Global Properties, Luxembourg sicav managed and sponsored by the Lend Lease group in partnership with the management, was chosen and the negotiations led to the sale of all shares to this group.

Since the start, the investment has generated an internal rate of return (IRR) of over 20 % for Dexia Bank Belgium S.A.